Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34


CORPORACIÓNMAPFRE

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.


05011589

Madrid, 28 September 2005

Dear Sirs,



Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

Insurance opportunities in Spain and Latin America

Domingo Sugranyes, Executive Vice-Chairman and CEO



CORPORACIÓN MAPFRE



II Santander Annual Iberian Conference
New York, September 28, 2005





Executive Summary:
CORPORACIÓN MAPFRE from a growth perspective

- Primarily exposed to growth markets: over 75% of total premiums from LatAm and Spain.

- Above-market average premium growth.

- Strategic focus:

  - Organic growth is our primary target:

    - Maintain above-market average growth rates.
    - Re-focus and expand distribution networks in Spain and Latin America.





  - External growth should complement, not substitute for organic growth:

    - A positive contribution to our business position and long-term EPS are a must: companies will not be acquired just to "show the flag".
    - From a geographical standpoint, the focus remains on the Iberian Peninsula, some Eastern and Mediterranean European countries and the largest economies in Latin America.

Executive Summary

Section I LatAm and Spain from a growth perspective

Section II Corporación Mapfre's growth focus

Organisation chart, calendar and contacts





Non-life insurance: 2000 – 2005 Growth (2000 = 100)

Spain's remains the fastest growing Non-life insurance market among those of the top-5 EU economies

165

128

124

119

100

2000 2001 2002 2003 2004

United States Latin America Spain Europe

Inflation-adjusted figures in USD. Source: SIGMA



Life insurance: 2000 – 2005 Growth (2000 = 100)

Brazil and Mexico, which put together make up over 60% of the total Latin American Life market, have grown at an 8% CAGR between 2000 and 2004

100
129
116
103
96
2000
2001
2002
2003
2004
United States
Latin America
Europe
Spain (w/o externalisation)[1]

Inflation-adjusted figures in USD.

Source: SIGMA, ICEA



[1] Between 2000 and 2002 those Spanish companies that had on-balance sheet plans to complement the pay-as-you-go pensions of their employees were required by law to transfer them under the management of either a Life insurer or a pension fund manager. The process through which this transfer took place is commonly referred to as "Externalisation". Total premiums were over €17 bn, of which MAPFRE had an 8% share. Given their very large amounts, these lump sum payments have been taken out of the time series in order not to distort the underlying trend.

A comparison of the European insurance markets


= market size
Average GDP
per capita = EUR 23,016
Average premium
per capita = EUR 2,026
GROWTH
MARKETS
5,000
4,000
3,000
2,000
1,000
-
-
10,000
20,000
30,000
40,000
50,000
60,000
CH
UK
IR
NL
DK
F
B
SF
NO
S
L
I
A
D
E
P
SLO
CYP
SK
CZ
M
PL
H
GR
EST
LIT

UK: United Kingdom; D: Germany; F: France; I: Italy; NL: Netherlands; E: Spain; CH: Switzerland; B: Belgium; S: Sweden; IR: Ireland; DK: Denmark; A: Austria; SF: Finland; NO: Norway; P: Portugal; L: Luxemburg; PL: Poland; GR: Greece; CZ: Czech Republic; H: Hungary; SLO: Slovenia; SK: Slovakia; CYP: Cyprus; M: Malta; LIT: Lithuania; EST: Estonia; Latvia: figures not available.

Source: own calculations using SIGMA 2/2005 data.

Breakdown of households' financial assets


U.S.
13% 9% 35% 13% 30%
U.K.
26% 2% 11% 4% 54% 3%
France
33% 2% 23% 3% 34% 5%
Germany
36% 11% 10% 12% 30% 2%
Italy
26% 23% 23% 11% 17%
Spain
40% 3% 26% 12% 15% 4%
Deposits and cash
Bonds
Shares
Mutual funds
Insurance and pensions
Other

Germany, U.K. and U.S.: 2003 figures; France and Italy: September 2004 figures; Spain: 2004 figures.

Source: OECD, national accounts

A comparison of the Latin American insurance markets

Put together, Brazil and Mexico have a population nearly 7 times larger than Spain's, yet their insurance markets are equal to just half of Spain's



Puerto Rico
Premium p.c. = € 1,293
GDP p.c. = € 16,224
SPAIN
Premium p.c. = €1,090
GDP p.c. = €19,336
Chile
Premium p.c. = € 203
GDP p.c. = € 5,159
Mexico
Brazil
Argentina
Venezuela
Uruguay
Average premium per capita = EUR 60
Colombia
El Salvador
Dominican Rep.
Peru
Average GDP per capita = EUR 2,707
100
90
80
70
60
50
40
30
20
10
-
-
1,000
2,000
3,000
4,000
5,000
6,000

Source: own calculations using SIGMA 2/2005 data.

Penetration:
Despite strong growth, Spain and Latin America remain underpenetrated

Non-life has gone up across all regions.

Life, only in LatAm

	U.S. 2000	U.S. 2004	Europe 2000	Europe 2004	Spain 2000	Spain 2004	LatAm 2000	LatAm 2004
Total	8.8%	9.3%	8.1%	7.9%	6.7%	5.7%	2.1%	2.5%
Life	4.5%	4.2%	5.3%	4.7%	3.9%	2.4%	0.7%	1.0%
Non-Life	4.3%	5.1%	2.8%	3.2%	2.8%	3.3%	1.4%	1.5%

Source: SIGMA. Currency: USD

Penetration measured as Total Premiums as a % of GDP



CORPORACIÓN MAPFRE:
Breakdown of consolidated written and accepted premiums - 2004


Roadside & Travel Assistance 3.0%
Health 4.9%
Other 0.2%
Reinsurance 10.3%
Life & Savings 28.7%
Homeowners 15.9%
Latin America 20.2%
Commercial Non-life 16.9%
Health & Accidents 14.0%
Life & Burial 3.0%
Motor 47.0%
Other Non-life 36.0%

Market shares in Spain: Total Direct Insurance[1] - 2004

MAPFRE	14.3% (MAPFRE MUTUALIDAD 5.0%; CORPORACIÓN MAPFRE 9.3%)
ALLIANZ	5.4%
GENERALI	4.5%
AXA	4.5%
CAIFOR	4.4%
AVIVA	4.0%
ZURICH	3.4%
BBVA SEGUROS	3.4%
GRUPO CATALANA OCCIDENTE	3.2%
CASER	3.1%

■ MAPFRE MUTUALIDAD ▨ CORPORACIÓN MAPFRE

1) Source: ICEA. The MAPFRE market shares include all companies consolidated under MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE , respectively.



MAPFRE AMÉRICA:
Non-life insurance market shares in Latin America - 2004



Company	Market share
MAPFRE PRAICO (Puerto Rico)	11.8%
MAPFRE CHILE SEGUROS	10.6%
MAPFRE LA SEGURIDAD (Venezuela) (2)	9.5%
MAPFRE ARGENTINA (1)	7.8%
MAPFRE PERU	5.8%
MAPFRE URUGUAY	4.8%
MAPFRE VERA CRUZ (Brazil)	4.6%
MAPFRE TEPEYAC (Mexico)	3.9%
MAPFRE COLOMBIA	3.6%



1) Figures for MAPFRE ARGENTINA are as of June 2004, being this the end of the fiscal year in that country.
2) Total market share (Life and Non-life)





MAPFRE:
Spanish distribution strategy

- Effective 1/1/2005, a wide-ranging restructuring has been implemented in the Spanish distribution network through:
  - The unification of all MAPFRE direct distribution forces into one single MAPFRE Network.
  - A clear distribution of responsibilities between:
    - Operating companies, in charge of managing the various business lines; and
    - The MAPFRE Network, in charge of the distribution of all MAPFRE products and services, of meeting sales targets and of customer care.



  - A near-doubling of distribution regions (sub-centres) to increase customer focus, coupled with the creation of 7 Regional Head Offices, to ensure greater control over the network.
- These changes aim to:
  - Simplify the distribution structure.
  - Enhance the professional expertise of intermediaries.
  - Increase efficiency.
  - Improve customer service.
  - Exploit the cross-selling potential.
- Over 250 new branches will be opened in 2005.



MAPFRE:
Expansion of the Spanish branch network



Nearly 600 new branches opened in 5 years

2000	2001	2002	2003	2004	2005 E
2,452	2,422	2,637	2,725	2,788	3,040



MAPFRE:
Spanish branch network - 2004

GALICIA 207 39
ASTURIAS 65 18
CANTABRIA 49 22
BASQUE COUNTRY 132 22
NAVARRA 47 6
CATALONIA 391 215
CASTILE AND LEON 191 66
LA RIOJA 17 5
ARAGÓN 79 23
BALEARIC ISLANDS 44 23
MADRID 203 1.014
C. VALENCIANA 329 99
CASTILE LA MANCHA 221 134
EXTREMADURA 112 21
MURCIA 67 18
ANDALUSIA 498 130
CANARY ISLANDS 130 23
CEUTA 4 6
MELILLA 2 0

MAPFRE: 2,788
CAJA MADRID: 1,884



MAPFRE:
Latin American distribution strategy

- MAPFRE AMÉRICA began in 2003 an expansion plan of its distribution network, which it is carrying out by opening new direct and delegated branches.

- Through this expansion, it aims to:

  - Increase the volume of premiums.
  - Raise the loyalty of customers and of the salesforce.
  - Lower acquisition expenses.
  - Create a support structure for the other distribution channels.

- The distribution network of MAPFRE AMÉRICA is expected to reach a total of 2,000 branches in 2008, up from just under 400 in 2000.



MAPFRE:
Expansion of the Latin American branch network

Tripled in 5 years
393
419
541
704
922
1,222
2000
2001
2002
2003
2004
2005 E



CORPORACIÓN MAPFRE: Branch network in Latin America

Breakdown of branches by type

	Direct	Delegated	Total
ARGENTINA	51	99	150
BRAZIL	94	116	210
CHILE	20	14	34
COLOMBIA	42	30	72
EL SALVADOR	4	9	13
MEXICO	51	128	179
PARAGUAY	9	11	20
PERU	17	5	22
PUERTO RICO	26	32	58
URUGUAY	6	31	37
VENEZUELA	88	39	127
TOTAL	**408**	**514**	**922**

Breakdown of branches by country

PARAGUAY 2.2%
EL SALVADOR 1.4%
PERU 2.4%
CHILE 3.7%
URUGUAY 4.0%
BRAZIL 22.8%
PUERTO RICO 6.3%
COLOMBIA 7.8%
MEXICO 19.4%
VENEZUELA 13.8%
ARGENTINA 16.3%



CORPORACIÓN MAPFRE: Premiums growth

6,421
2000 – 05 CAGR = 11%
4,202
1,703
2,499
2,024
4,397
+ 9% y-o-y
3,979
1,106
2,873
2000
2004
1H 05
Non-life
Life
Million euros



CORPORACIÓN MAPFRE vs. Spain: 2000 – 2004 Non-life insurance growth (2000 = 100)

418
253
100
2000
2001
2002
2003
2004
CORPORACIÓN MAPFRE(1)
Spanish market

1) Figures for MAPFRE-CAJA MADRID HOLDING. Currency: USD

Nominal figures in USD. Source for Spanish market data: SIGMA



CORPORACIÓN MAPFRE vs. Spain:
2000 – 2004 Life insurance (w/o externalisation) growth (2000 = 100)

170
132
100
2000
2001
2002
2003
2004
CORPORACIÓN MAPFRE(1)
Spanish market

1) Figures for MAPFRE-CAJA MADRID HOLDING. Currency: USD

Nominal figures in USD. Source for Spanish market data: SIGMA



CORPORACIÓN MAPFRE vs. Latin America: 2000 – 2004 Non-life insurance growth (2000 = 100)



100
129
108
2000
2001
2002
2003
2004
CORPORACIÓN MAPFRE(1)
Latin American market

1) Figures for MAPFRE AMÉRICA. Currency: USD

Nominal figures in USD. Source for Latin American market data: SIGMA

CORPORACIÓN MAPFRE vs. Latin America: 2000 – 2004 Life insurance growth (2000 = 100)



303
148
100
2000
2001
2002
2003
2004
CORPORACIÓN MAPFRE(1)
Latin American market

1) Figures for MAPFRE AMÉRICA. Currency: USD

Nominal figures in USD. Source for Latin American market data: SIGMA

CORPORACIÓN MAPFRE:
Above-average growth translates into larger market shares

	LatAm(1)		Spain	
Year	2000	2004	2000	2004
Market share	4.2%	6.1%	7.8%	9.3%



1) Non-life business only. Figures correspond to the countries in which MAPFRE AMÉRICA operates.

Source: Spain, own calculations based on ICEA data; Latin America, Fundación MAPFRE Estudios.



CORPORACIÓN MAPFRE:
American subsidiaries benefit from comparatively higher interest rates, yet their combined ratios(1) are improving

MAPFRE AMÉRICA

SPAIN

100%

	2000	2001	2002	2003	2004	1H '05(2)
CORPORACIÓN MAPFRE	104.2%	102.2%	101.3%	96.5%	94.3%	93.8%
MAPFRE AMÉRICA	108.1%	105.8%	112.5%	102.2%	99.2%	101.4%
MAPFRE-CAJA MADRID	97.5%	94.2%	93.9%	94.7%	92.7%	90.6%

1) (Net claims incurred + variation of other technical reserves + net operating expenses + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life Technical account.
2) Calculated under IFRS.



CORPORACIÓN MAPFRE:
Larger sales and better technical results lead to consistent profit growth

Million euros

	Net profit	Impact of IFRS	Total
2000	91.9		
2004	182.9	36.0	218.9
1H '05	118.5	30.5	149.0

2000 – 05 CAGR = 19%

+ 38% y-o-y



CORPORACIÓN MAPFRE:
Breakdown of the impact of IFRS on results

2004

Shadow acctg. + mark-to-market, net 9.8%
Other items 2.6%
Reversal of amortisations 52.3%
Reversal of equal. reserves 35.2%

€36 million

1H '05

Shadow acctg. + mark-to-market, net 22.0%
Other items 0.6%
Reversal of amortisations 34.3%
Reversal of equal. reserves 43.1%

€30.5 million

Million euros



MAPFRE RE:
Net profit as a percentage of net premiums earned

3.8%
3.3%
-1.3%
1.4%
2.5%
2.0%
0.2%
0.1%
6.8%
5.5%
8.8%
5.8%
8.0%
6.4%

1998 1999 2000 2001 2002 2003 2004

Net profit/net premiums earned
Net adjusted(1) profit/net premiums earned

(1) (Net profit + appropriation to equalisation reserve net of tax)/net premiums earned



CORPORACIÓN MAPFRE:
Market capitalisation


€0.5bn capital increase carried out in April '04
1,229
1,182
1,404
2,039
2,389
2,590
3,342
2000
2001
2002
2003
apr-04
2004
09/20/2005
Million euros

CORPORACIÓN MAPFRE:
Use of the April 2004 capital increase (rounded-up figures)

- As was announced in the capital increase, CORPORACIÓN MAPFRE has used the funds raised to fund new acquisitions and invest in organic growth in business segments in which it can leverage its competitive advantages:


MUSINI: €100 MM

The financing of the net investment in the acquisition of MUSINI, now MAPFRE EMPRESAS, through which MAPFRE more than doubled its market share in commercial insurance, in which it now is by far the market leader.


MAPFRE RE: €190 MM

The capital increases at MAPFRE RE have supported the rapid growth in business volumes and profits of this unit.


MAPFRE AMÉRICA: €90 MM

The acquisition of NOSSA CAIXA (Brazil) by MAPFRE AMÉRICA will boost the growth of the business volumes, market share and results of the Group in Brazil.


MAPFRE ASISTENCIA: €70 MM &
MAPFRE QUAVITAE: €30 MM

The investments in MAPFRE ASISTENCIA and MAPFRE QUAVITAE allow MAPFRE to access on a significant scale new business lines with attractive growth and results perspectives, such as services for the Elderly.



CORPORACIÓN MAPFRE: Business strategy for possible future capital investments

- The primary hurdle for any possible capital investment is a positive contribution to the business position of CORPORACIÓN MAPFRE, which can be under the form of:
  - Access to markets or business lines in which the Group is either not present or under-represented.
  - Larger market shares.
  - The possibility to exploit scale economies.
- In the case of potential acquisitions, a second necessary precondition is the degree to which the target's distribution networks can be integrated into MAPFRE's.



- From a geographical point of view, the focus remains on:
  - The Iberian Peninsula.
  - Some Eastern and Mediterranean European countries.
  - The largest Latin American economies.
- There is no pre-set preference for any specific business line or distribution channel.
- No target time horizon has been set for acquisitions or other capital investments.



CORPORACIÓN MAPFRE:
Financial strategy for possible future capital investments

- The following key aspects are assessed when examining any capital investment opportunity:
  - Ability to raise the consolidated ROE in the short- to medium-term.
  - Contribution to results and accretion to EPS.
  - Impact on the consolidated capital and funding position.

- Valuation is usually based on:



  - NPV discounted at both the cost of capital of the target and the consolidated cost of capital;
  - Multiples (only as a reference) of: profits; book value; EV; and AV.

- CORPORACIÓN MAPFRE considers its solvency level to be one of its key competitive advantages and its capital management strategy is framed around maintaining it. In this respect, the funding policy will continue to be based on a prudent mix of debt and equity, with a view to maintaining leverage levels compatible with the following key ratios that are factored into the present MAPFRE group ratings:
  - EBITDA Interest Coverage of at least 15x;
  - Debt/Economic Capital[1] lower than 5%.

1) Takes into account minority shareholdings, VIF, unrealised capital gains and debt.



Executive Summary: CORPORACIÓN MAPFRE from a growth perspective

- Primarily exposed to growth markets: over 75% of total premiums from LatAm and Spain.
- Above-market average premium growth.
- Strategic focus:
  - Organic growth is our primary target:
    - Maintain above-market average growth rates.
    - Re-focus and expand distribution networks in Spain and Latin America.
  - External growth should complement, not substitute for organic growth:
    - A positive contribution to our business position and long-term EPS are a must: companies will not be acquired just to "show the flag".
    - From a geographical standpoint, the focus remains on the Iberian Peninsula, some Eastern and Mediterranean European countries and the largest economies in Latin America.







Executive Summary

Section I LatAm and Spain from a growth perspective

Section II Corporación Mapfre's growth focus

Organisation chart, calendar and contacts



MAPFRE: Organisation chart


MAPFRE MUTUALIDAD
56%
CORPORACIÓN MAPFRE
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
Direct Insurance subsidiaries in 11 countries
88%
MAPFRE RE
Subsidiaries, branches and representative offices in 14 countries
MAPFRE REINS. CORP. (USA)
100%
MAPFRE ASISTENCIA
Subsidiaries, branches, agencies and representative offices in 36 countries. Services for the elderly through MAPFRE ASISTENCIA ORO and QUAVITAE
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
100%
MUSINI VIDA
COMMERCIAL INSURANCE UNIT
MAPFRE INDUSTRIAL
100%
MAPFRE EMPRESAS
100%
99.9%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID CAJA MADRID BOLSA CAJA MADRID PENSIONES
30%
MAPFRE CAJA SALUD
100%
NON-LIFE
LIFE AND SAVINGS
DOMESTIC BUSINESS
INTERNATIONAL BUSINESS

Provisional calendar for the year 2005

09/02/05	Release of year 2004 results
09/02/05	Analysts' presentation, year 2004 results - Madrid
10/02/05	Analysts' presentation, year 2004 results - London
26/02/05	Annual General Meeting
27/04/05	Release of first quarter 2005 interim results
27/04/05	Analysts' presentation, first quarter 2005 interim results - Madrid
28/04/05	Analysts' presentation, first quarter 2005 interim results - London
21/07/05	Release of first half 2005 results
27/10/05	Analysts' presentation, third quarter 2005 interim results – Madrid
28/10/05	Analysts' presentation, third quarter 2005 interim results – London



Dates may be subject to changes

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211



Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE, S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com



Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

